Exhibit 99.1

Mindray Medical International Announces Full Year and Fourth Quarter 2007 Results
Full year revenue up 47.3% and net income up 63.5% compared to 2006
Company declares cash dividend of US$0.18 per share
Shenzhen, China, March 5, 2008 — Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices in China with a rapidly growing international presence, today announced its selected unaudited financial results for the fourth quarter and full year ended December 31, 2007.
Highlights for the Full Year 2007
•	Full year 2007 net revenues were RMB2,230.9 million (US$305.8 million), an increase of 47.3% over the full year 2006.
•	Net revenues generated in international markets in the full year 2007 increased 53.3% to RMB1,128.0 million (US$154.6 million) from RMB735.6 million in the full year 2006.

•	Net revenues generated in China in the full year of 2007 increased 41.5% to RMB1,102.9 million (US$151.2 million) from RMB779.4 million in the full year 2006.
•	Full year 2007 non-GAAP net income, as defined below, was RMB672.0 million (US$92.1 million), an increase of 61.2% from RMB416.8 million in the full year 2006. Full year GAAP net income was RMB591.6 million (US$81.1 million), an increase of 63.5% from RMB361.8 million in the full year 2006.

•	Full year 2007 non-GAAP diluted earnings per share, as defined below, was RMB5.95 (US$0.82). Full year 2007 GAAP diluted earnings per share was RMB5.23 (US$0.72).
Highlights for Fourth Quarter 2007
•	Fourth quarter 2007 net revenues were RMB673.8 million (US$92.4 million), an increase of 41.2% over the fourth quarter 2006.
•	Net revenues generated in international markets in the fourth quarter 2007 were RMB345.5 million (US$47.4 million), an increase of 37.3% from RMB251.6 million in the fourth quarter 2006.

•	Net revenues generated in China in the fourth quarter 2007 were RMB328.3 million (US$45.0 million), an increase of 45.4% from RMB225.8 million in the fourth quarter 2006.
•	Fourth quarter 2007 non-GAAP net income was RMB185.4 million (US$25.4 million), an increase of 31.0% from RMB141.5 million in the fourth quarter 2006. Fourth quarter 2007 GAAP net income was RMB157.9 million (US$21.7 million), an increase of 49.1% from RMB106.0 million in the fourth quarter 2006.

•	Fourth quarter 2007 non-GAAP diluted earnings per share was RMB1.63 (US$0.22). Fourth quarter 2007 GAAP diluted earnings per share was RMB1.39 (US$0.19).
“We are proud of our performance in our first full year as a public company,” said Mr. Xu Hang, Mindray’s chairman and co-chief executive officer. “In 2007, we delivered 47 percent revenue growth over last year and net income growth was even higher at 63 percent.”
Financial Results for Full Year and Fourth Quarter 2007
Mindray reported net revenues of RMB2,230.9 million (US$305.8 million) for the full year 2007, representing a 47.3% increase from RMB1,515.0 million 2006. Mindray reported net revenues of RMB673.8 million (US$92.4 million) for the fourth quarter 2007, a 41.2% increase from RMB477.4 million in the fourth quarter 2006.

Net revenues generated in international markets in the full year 2007 increased 53.3% to RMB1,128.0 million (US$154.6 million) from RMB735.6 million in 2006. Net revenues generated in international markets in the fourth quarter 2007 increased 37.3% to RMB345.5 million (US$47.4 million) from RMB251.6 million in the fourth quarter 2006.
Net revenues generated in China in the full year 2007 increased 41.5% to RMB1,102.9 million (US$151.2 million) from RMB779.4 million in 2006. Net revenues generated in China in the fourth quarter 2007 increased 45.4% to RMB328.3 million (US$45.0 million) from RMB225.8 million in the fourth quarter 2006.
Fourth Quarter Performance by Segment
Patient Monitoring & Life Support Products: Patient monitoring & life support products segment revenues increased 21.0% to RMB228.9 million (US$31.4 million) from RMB189.2 million in the fourth quarter 2006. The patient monitoring & life support products segment contributed 34.5% to total net segment revenues in the fourth quarter 2007.
The patient monitoring & life support products segment contributed 36.2% to full year 2007 total net segment revenues, compared to 40.1% in 2006.
In-Vitro Diagnostic Products: In-vitro diagnostic products segment revenues increased 49.1% to RMB200.2 million (US$27.4 million) from RMB134.3 million in the fourth quarter 2006. The in-vitro diagnostic products segment contributed 30.1% to total net segment revenues in the fourth quarter 2007.
The in-vitro diagnostic products segment contributed 31.2% to full year 2007 total net segment revenues, compared to 29.3% in 2006.
Medical Imaging Systems: Medical imaging systems segment revenues increased 60.0% to RMB224.4 million (US$30.8 million) from RMB140.2 million in the fourth quarter 2006. The medical imaging systems segment contributed 33.8% to total net segment revenues in the fourth quarter 2007.
The medical imaging systems segment contributed 31.1% to full year 2007 total net segment revenues, compared to 29.3% in 2006.
Gross Margins
Full year 2007 gross profit was RMB1,224.5 million (US$167.9 million), a 48.0% increase from RMB827.5 million in 2006. The consolidated gross margin for the full year 2007 was 54.9% compared to 54.6% in 2006. Non-GAAP gross margin, as defined below, was 55.8% in the full year 2007 compared to 54.7% in 2006.
Fourth quarter 2007 gross profit was RMB356.8 million (US$48.9 million), a 38.9% increase from RMB257.0 million in the fourth quarter 2006. The consolidated gross margin for the fourth quarter 2007 was 53.0% compared to 53.8% in the fourth quarter 2006 and 55.1% in the third quarter 2007. Non-GAAP gross margin was 53.8% in the fourth quarter 2007 compared to 53.9% in the fourth quarter 2006 and 56.0% in the third quarter 2007.
Operating Expenses
Selling expenses for the full year 2007 were RMB311.4 million (US$42.7 million), or 14.0% of total net revenues, unchanged from 2006. Selling expenses for the fourth quarter 2007 were RMB99.0 million (US$13.6 million), or 14.7% of total net revenues, compared to 13.1% in the fourth quarter 2006 and 14.5% in the third quarter 2007.
General and administrative expenses for the full year 2007 were RMB91.1 million (US$12.5 million),

or 4.1% of total net revenues, compared to 5.0% in 2006. General and administrative expenses for the fourth quarter 2007 were RMB25.9 million (US$3.6 million), or 3.8% of total net revenues, compared to 6.9% in the fourth quarter 2006 and 3.7% in the third quarter 2007.
Research and development expenses for the full year 2007 were RMB215.2 million (US$29.5 million), or 9.6% of total net revenues, compared to 9.8% in 2006. Research and development expenses for the fourth quarter 2007 were RMB68.0 million (US$9.3 million), or 10.1% of total net revenues, compared to 9.6% of total net revenues in the fourth quarter 2006 and 9.9% in the third quarter 2007.
Total share-based compensation expenses, which were allocated to cost of goods sold and related operating expenses, were RMB17.5 million (US$2.4 million) in the fourth quarter 2007, compared to RMB6.5 million in the fourth quarter 2006 and RMB13.3 million in the third quarter 2007.
Full year 2007 non-GAAP operating profit was RMB683.8 million (US$93.8 million) compared to RMB419.0 million in 2006. Full year 2007 GAAP operating profit was RMB606.6 million (US$83.2 million). Non-GAAP operating margins were 30.7% for full year 2007, compared to 27.7% for the full year 2006. GAAP operating margins were 27.2% for full year 2007, compared to 23.7% for the full year 2006.
Non-GAAP operating profit, as defined below, in the fourth quarter 2007 was RMB186.1 million (US$25.5 million), a 49.3% increase from RMB124.7 million in the fourth quarter 2006. GAAP operating profit in the fourth quarter 2007 was RMB163.9 million (US$22.5 million), a 95.1% increase from RMB84.0 million in the fourth quarter 2006. Non-GAAP operating margins were 27.6% in the fourth quarter 2007, compared to 26.1% in the fourth quarter 2006 and 30.1% in the third quarter 2007. GAAP operating margins were 24.3% in the fourth quarter 2007 compared to 17.6% in the fourth quarter 2006 and 27.0% in the third quarter 2007.
Net Income
Full year 2007 non-GAAP net income increased 61.2% year-over-year to RMB672.0 million (US$92.1 million) from RMB416.8 million in 2006. Full year 2007 GAAP net income was RMB591.6 million (US$81.1 million) compared with RMB361.8 million in 2006. Non-GAAP net margins were 30.1% in the full year 2007, compared to 27.5% in 2006. GAAP net margins were 26.5% in the full year 2007 compared to 23.9% in 2006. Full year 2007 income tax expense was RMB106.5 million (US$14.6 million), representing an effective tax rate of 15.3% compared to a 6.1% effective tax rate in the full year 2006.
Fourth quarter 2007 non-GAAP net income increased 31.0% year-over-year to RMB185.4 million (US$25.4 million) from RMB141.5 million in the fourth quarter 2006. Fourth quarter 2007 GAAP net income was RMB157.9 million (US$21.7 million) compared with RMB106.0 million in the fourth quarter 2006. Non-GAAP net margins were 27.5% in the fourth quarter 2007, compared to 29.6% in the fourth quarter 2006 and 30.0% in the third quarter 2007. GAAP net margins were 23.4% in the fourth quarter 2007 compared to 22.2% in the fourth quarter 2006 and 27.0% in the third quarter 2007. Fourth quarter 2007 income tax expense was RMB32.2 million (US$4.4 million), representing an effective tax rate of 16.9% compared to a 4.0% effective tax rate in the fourth quarter 2006.
Full year 2007 basic and diluted non-GAAP earnings per share were RMB6.32 (US$0.87) and RMB5.95 (US$0.82), respectively. Full year 2007 GAAP basic and diluted earnings per share were RMB5.56 (US$0.76) and RMB5.23 (US$0.72), respectively.
Fourth quarter 2007 basic and diluted non-GAAP earnings per share were RMB1.74 (US$0.24) and RMB1.63 (US$0.22), respectively. Fourth quarter 2007 GAAP basic and diluted earnings per share for the quarter were RMB1.48 (US$0.20) and RMB1.39 (US$0.19), respectively. Shares used in the computation of diluted earnings per share increased from 111.6 million in the fourth quarter 2006 to 113.5 million in the fourth quarter 2007 due to issuances of new shares and grants of share options in the past twelve months.
The China Unified Corporate Income Tax Law (the “New Law”) became effective on January 1, 2008. The New Law established a single unified 25% income tax rate for most companies with some preferential income tax rates including 15% income tax rate to be applicable to qualified “New and Hi-Tech Enterprises.” The related detailed implementation rules and regulations on the definition of various terms and the interpretation and application of the provisions of the New Law were promulgated by the State Council in December 2007. However, the application for “New and Hi-Tech Enterprise” under the New Law is pending for the implementation by the relevant government authorities. Under applicable accounting rules, until the company receives official approval for this status, it must use the transition rule in its calculation of its deferred tax balances, which means a gradual increase in rates over the five-year transition period, that is 18% at 2008, 20% at 2009, 22% at 2010, 24% at 2011 and 25% at 2012. If the company had received the approval prior to December 31, 2007, its full year 2007 net income would have increased by RMB5.9 million using the 15% tax rate for 2008 and onward. The company expects that it will apply for the “New and High-Tech Enterprise” status that will allow it a 15% tax rate for 2008 and onward under China’s Unified Enterprise Income Tax Law.
Other Select Data
Average accounts receivable days outstanding was 26 days for full year 2007 compared to 21 days for full year 2006. Inventory turnover was 55 days for full year 2007 compared to 60 days for full year 2006. Average accounts payable days outstanding was 59 days for full year 2007 compared to 56 days for full year 2006.
As of December 31, 2007, the company had RMB1,786.8 million (US$244.9 million) in cash and cash equivalents and short-term investments. Net cash generated from operating activities and capital expenditures for the full year 2007 were RMB708.0 million (US$97.1 million) and RMB350.1 million (US$48.0 million), respectively.
As of December 31, 2007 the company had 3,705 employees compared to 3,541 employees on September 30, 2007.
Dividend Declaration
Mindray’s board of directors has declared a cash dividend on its ordinary shares of US$0.18 per share, based on its net income for the full year 2007. The cash dividend will be payable on or around April 24, 2008, to shareholders of record as of March 25, 2008. The company has 106.9 million ordinary shares outstanding as of January 31, 2008.
Business Outlook for Full Year 2008
The company expects its full-year 2008 net revenue guidance to be in the range of RMB3,120 million to RMB3,170 million, representing annual growth of 40% to 42% over full fiscal year 2007.
The company also maintains its full-year 2008 non-GAAP net income guidance range of RMB940 million to RMB954 million, representing annual growth of 40% to 42% over full fiscal year 2007.
Non-GAAP net income per share is expected to be in the range of RMB8.25 to RMB8.37 on a fully diluted basis, assuming an estimated diluted share count of 114 million.
The company estimates its total share-based compensation expenses in 2008 will be approximately RMB70 million based on the employee share options that have been granted as of March 4, 2008. Total expense and/or amortization of intangible assets related to the April

2006 acquisition of minority interest will be approximately RMB18.8 million in 2008.
The company expects its capital expenditure for 2008 to be in the range of RMB700 million to RMB800 million.
The company’s practice is to provide guidance on a full year basis only. This forecast reflects Mindray’s current and preliminary views, which are subject to change.
Conference Call Information
Mindray’s management will hold an earnings conference call at 8:00 PM on March 5, 2008 U.S. Eastern Time (9:00 AM on March 6, 2008 Beijing/Hong Kong Time).
Dial-in details for the earnings conference call are as follows:
Hong Kong: +852-3002-1672
US Toll Free: +1-800-299-9086
International: +1-617-786-2903
Passcode for all regions: Mindray
A replay of the conference call may be accessed by phone at the following numbers until March 16, 2008.
US Toll Free: +1-888-286-8010
International: +1-617-801-6888
Passcode: 91210390
Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of Mindray’s website at www.mindray.com.
About Mindray
Mindray Medical International Limited is a leading developer, manufacturer and marketer of medical devices in China with a significant and growing presence worldwide. Established in 1991, Mindray offers a broad range of products across three primary business segments: patient monitoring & life support products, in-vitro diagnostic products, and medical imaging systems. Mindray is headquartered in Shenzhen, China, and has 29 local sales and service offices in China, as well as sales and service offices in Amsterdam, Moscow, Istanbul, London, Mexico City, Mumbai, Sao Paulo, Seattle, Toronto and Vancouver. For more information, please visit www.mindray.com.
Use of Non-GAAP Financial Measures
The company has reported for the fourth quarter 2007 and provided estimates for full year 2008 net income, operating income, or earning per share on a non-GAAP basis. Each of the terms as used by the company is defined as follows:
•	Non-GAAP gross profit represents gross profit reported in accordance with GAAP, adjusted for the effects of share-based compensation, and expense and/or amortization of acquired intangible assets including.

•	Non-GAAP operating profit represents operating profit reported in accordance with GAAP, adjusted for the effects of share-based compensation, and expense and/or amortization of acquired intangible assets including, but not limited to, in-progress research and development (IPR&D).

•	Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for the effects of share-based compensation, and expense and/or amortization of acquired intangible assets including, but not limited to, IPR&D, all net of related tax impact.

•	Non-GAAP earnings per share represents non-GAAP net income divided by the number of shares used in computing basic and diluted earnings per share in accordance with GAAP, and excludes the impact of the deemed dividends for the basic calculation.
In addition to Mindray’s consolidated financial results under GAAP, the company also provides non-GAAP financial measures, including non-GAAP gross margin, non-GAAP operating profit, non-GAAP net income and non-GAAP earnings per share on a basic and fully diluted basis. The company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Mindray’s financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing Mindray’s underlying business performance and operating trends and the company expects to report operating profit and net income on a non-GAAP basis using a consistent method on a quarterly basis going forward.
The company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The company notes that these measures may not be calculated on the same basis of similar measures used by other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the three-month periods ended December 31, 2006 and 2007, respectively, in the attached financial statements.
Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements,” including those related to the company’s anticipated operating results for 2008, qualification of the company as a “New and High-Tech Enterprise” and related preferential tax rates, customer acceptance of company products, continued R&D spending levels, increased headcounts, growth in the company’s business segments and geographies, business execution, growth in medical spending and the factors driving that growth, and international expansion. These statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. It is possible that our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Readers are cautioned that these forward- looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including but not limited to: the expected growth of the medical device market in China and internationally; relevant government policies and regulations relating to the medical device industry; market acceptance of our products; our expectations regarding demand for our products; our ability to expand our production, our sales and distribution network and other aspects of our operations; our ability to stay abreast of market trends and technological advances; our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others; competition in the medical device industry in China and internationally; and general economic and business conditions in the countries in which we operate. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our public filings with the Securities and Exchange Commission. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 5 of our annual report on Form 20-F, filed on June 26, 2007. Our results of operations for the fourth quarter of 2007 and for fiscal year 2007 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.
This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars as of and for the quarter ended December 31, 2007 were made at the noon buying rate in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, as of December 31, 2007, which was RMB7.2946 to US$1.00. Mindray makes no representation that the Renminbi or US dollar amounts referred to in this release could have been or could be converted into US dollars or Renminbi, as the case may be, at any particular rate or at all.
All references to “shares” are to our ordinary shares, which are divided into two classes, Class A and Class B. Each of our American Depositary Shares, which trade on the New York Stock Exchange, represents one Class A ordinary share.
The accounting policies underlying the financial information for the segmental reporting are based primarily on statutory accounting requirements in the PRC.
For investor and media inquiries please contact:
In China:
Investor Relations
May Li
Mindray Medical International Limited
Tel: +86-755-2658-2518
E-mail: IR@Mindray.com
Justin Knapp
Ogilvy Public Relations Worldwide, Beijing
Tel: +86-10-8520-6556
Email: Justin.Knapp@Ogilvy.com
In the United States:
Jeremy Bridgman
Ogilvy Public Relations Worldwide, New York
Tel: +1-212-880-5363

Exhibit 1
MINDRAY MEDICAL INTERNATIONAL LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS

	As at December 31,
	2006
	RMB	As at December 31, 2007
	(derived from audited	RMB	US$
	financials)	(unaudited)	(unaudited)
	(In thousands)	(In thousands)
ASSETS

Current assets:
Cash and cash equivalents	1,709,596	1,379,009	189,045
Short-term investments	13,312	407,744	55,897
Accounts receivable, net	104,679	210,176	28,813
Inventories	122,071	181,022	24,816
Value added tax receivables	—	238	33
Other receivables	11,774	39,155	5,368
Prepayments and other	19,263	14,009	1,920
Deferred tax assets — current portion	2,747	4,400	603

Total current assets	1,983,442	2,235,753	306,494
Loans to employees	4,851	4,366	599
Long-term investments	105,573	250,000	34,272
Other assets	2,124	15,294	2,097
Advance for purchase of plant and equipment	—	132,053	18,103
Property, plant and equipment, net	186,980	350,551	48,056
Land use right	2,505	17,764	2,435
Intangible assets, net	149,479	130,649	17,910
Goodwill	122,169	122,169	16,748

Total assets	2,557,123	3,258,599	446,714

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable	50,625	63,460	8,700
Accounts payable	79,352	132,820	18,208
Advance from customers	47,007	52,696	7,224
Salaries payables	55,676	60,857	8,343
Other payables	100,082	124,661	17,089
Income taxes payable	11,703	56,246	7,711
Other taxes payable	7,937	14,801	2,029

Total current liabilities	352,382	505,541	69,303

Commitments and contingencies:
Minority interests	11	11	2
Deferred tax liabilities, net	21,815	24,699	3,386

	21,826	24,710	3,387

Shareholders’ equity:
Ordinary shares	110	111	15
Additional paid-in capital	1,934,937	2,062,361	282,724
Retained earnings	266,833	737,596	101,115
Accumulated other comprehensive loss	(18,965)	(71,720)	(9,832)

Total shareholders’ equity	2,182,915	2,728,348	374,023

Total liabilities and shareholders’ equity	2,557,123	3,258,599	446,714

(1)	all translations from Renminbi to US dollars as of and for the quarter and year ended December 31, 2007 were made at the noon buying rate of the Federal Reserve Bank of New York as of December 31, 2007, which was RMB 7.2946 to US$1.00

Exhibit 2
MINDRAY MEDICAL INTERNATIONAL LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended December 31,			Year ended December 31,
	2006	2007	2007	2006	2007	2007
	RMB	RMB	US$	RMB	RMB	US$
				(derived from
	(unaudited)	(unaudited)	(unaudited)	audited financials)	(unaudited)	(unaudited)
	(In thousands, except share and per share data)			(In thousands, except share and per share data)
Net revenues
– PRC	225,760	328,306	45,007	779,378	1,102,927	151,198
– International	251,597	345,499	47,364	735,603	1,128,010	154,636
Net revenues	477,357	673,805	92,370	1,514,981	2,230,937	305,834
Cost of revenues (note 2)	(220,396)	(316,978)	(43,454)	(687,484)	(1,006,459)	(137,973)

Gross profit	256,961	356,827	48,917	827,497	1,224,478	167,861

Selling expenses (note 2)	(62,416)	(99,007)	(13,573)	(211,858)	(311,437)	(42,694)
General and administrative expenses (note 2)	(32,908)	(25,914)	(3,552)	(76,010)	(91,105)	(12,489)
Research and development expenses (note 2)	(45,966)	(67,994)	(9,321)	(149,141)	(215,205)	(29,502)
Expense of in-progress research & development	(31,835)	—	—	(31,835)	—	—
Other general expenses	179	16	2	202	(181)	(25)

Operating income	84,015	163,928	22,472	358,855	606,550	83,151

Other income, net	7,483	6,190	849	6,016	17,870	2,450
Interest income	19,012	20,015	2,744	27,890	73,726	10,107
Interest expense	(135)	(24)	(3)	(462)	(87)	(12)

Income before income taxes and minority interests	110,375	190,109	26,062	392,299	698,059	95,695

Provision for income taxes	(4,408)	(32,160)	(4,409)	(24,057)	(106,454)	(14,594)
Minority interests	—	—	—	(6,456)	0	0

Net Income	105,967	157,949	21,653	361,786	591,605	81,102

Basic earnings per share	1.00	1.48	0.20	4.16	5.56	0.76

Diluted earnings per share	0.95	1.39	0.19	3.75	5.23	0.72

Shares used in the computation of:
Basic earnings per share	105,727,677	106,774,444	106,774,444	87,066,163	106,328,347	106,328,347

Diluted earnings per share	111,553,018	113,457,341	113,457,341	96,370,084	113,011,244	113,011,244

(2) Share-based compensation charges incurred during the period related to:
Cost of revenues	188	836	115	614	2,023	277
Selling expenses	817	6,032	827	6,372	21,081	2,890
General and administrative expenses	3,446	4,234	580	12,195	16,919	2,319
Research and development expenses	2,090	6,403	878	6,873	18,428	2,526

Exhibit 3
MINDRAY MEDICAL INTERNATIONAL LIMITED
RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

	Three months ended December 31,			Year ended December 31,
	2006	2007	2007	2006	2007	2007
	RMB	RMB	US$	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(In thousands, except share and per share data)			(In thousands, except share and per share data)

Net revenues	477,356	673,805	92,370	1,514,981	2,230,937	305,834

Non-GAAP net income (note 3)	141,512	185,372	25,412	416,843	671,978	92,120
Non-GAAP net margin	29.6%	27.5%	27.5%	27.5%	30.1%	30.1%
Expense/Amortization of acquired intangible assets	(34,121)	(4,708)	(645)	(34,121)	(18,830)	(2,581)
Deferred tax impact related to acquired intangible assets	5,118	706	97	5,118	2,824	387
Effect of change in tax rate on deferred tax	—	(5,916)	(811)	—	(5,916)	(811)
Share-based compensation	(6,541)	(17,505)	(2,400)	(26,054)	(58,451)	(8,013)

GAAP net income	105,968	157,949	21,653	361,786	591,605	81,102
GAAP net margin	22.2%	23.4%	23.4%	23.9%	26.5%	26.5%

Non-GAAP income per share — basic	1.34	1.74	0.24	4.79	6.32	0.87
Non-GAAP income per share — diluted	1.27	1.63	0.22	4.33	5.95	0.82

GAAP income per share — basic	1.00	1.48	0.20	4.16	5.56	0.76
GAAP income per share — diluted	0.95	1.39	0.19	3.75	5.23	0.72

Shares used in computation of:
Basic earnings per share	105,727,677	106,774,444	106,774,444	87,066,163	106,328,347	106,328,347

Diluted earnings per share	111,553,018	113,457,341	113,457,341	96,370,084	113,011,244	113,011,244

Non-GAAP operating income	124,677	186,141	25,518	419,030	683,831	93,745
Non-GAAP operating margin	26.1%	27.6%	27.6%	27.7%	30.7%	30.7%
Expense/Amortization of acquired intangible assets	(34,121)	(4,708)	(645)	(34,121)	(18,830)	(2,581)
Share-based compensation	(6,541)	(17,505)	(2,400)	(26,054)	(58,451)	(8,013)

GAAP operating income	84,015	163,928	22,472	358,855	606,550	83,151
GAAP operating margin	17.6%	24.3%	24.3%	23.7%	27.2%	27.2%

Non-GAAP gross profit	257,149	362,370	49,677	828,111	1,245,331	170,720
Non-GAAP gross margin	53.9%	53.8%	53.8%	54.7%	55.8%	55.8%
Expense/Amortization of acquired intangible assets	—	(4,708)	(645)	—	(18,830)	(2,581)
Share-based compensation	(188)	(836)	(115)	(614)	(2,023)	(277)

GAAP gross profit	256,961	356,827	48,917	827,497	1,224,478	167,861
GAAP gross margin	53.8%	53.0%	53.0%	54.6%	54.9%	54.9%